PRIORITY INCOME FUND, INC.
10 East 40th Street, 42nd Floor
New York, NY 10016

October 27, 2014

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn: Asen Parachkevov, Esq.

Re:    Priority Income Fund, Inc.
f/k/a Priority Senior Secured Income Fund, Inc.
Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File         Nos. 333-182941 and 811-22725)
Dear Mr. Parachkevov:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Priority Income Fund, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 2:00 p.m., Eastern Time, on October 27, 2014 or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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PRIORITY INCOME FUND, INC.

By: /s/ M. Grier Eliasek    __
M. Grier Eliasek
Chief Executive Officer and President